3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750

John P. Falco
direct dial: 215.981.4659
direct fax: 866.422.2114
falcoj@pepperlaw.com

August 29, 2014

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549 Attn: Michelle Roberts, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) 1940 Act File No. 811-06445 1933 Act File No. 333-196458

Dear Ms. Roberts:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to the Fund’s preliminary proxy statement (the “Proxy Statement”) provided on July 31, 2014.  The Proxy Statement was filed on July 22, 2014 pursuant to Section 14(a) of the Securities
Exchange Act of 1934.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Proxy Statement with respect to the Fund.  We have organized this letter by setting forth the comments received in italicized text followed by the Fund’s response to the Staff’s comments.

*     *     *

1.	Confirm that the form proxy card will be included with the final definitive proxy statement.

Response:    Confirmed.

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U.S. Securities and Exchange Commission
August 29, 2014

2.	Under the heading “Election of Directors,” present the nominees, directors and officers in a single table.

Response:    The Proxy Statement has been revised to reflect the Staff’s comment.

3.	With respect to Proposal 2, add the following disclosure regarding the encumbrance of the Fund’s assets:

If the Fund were to encumber certain of its assets, it would result in creditors having a lien on such assets. The Fund could be required to maintain assets in segregated accounts at a third party custodian and grant control of such assets to the creditor.  Such lien or control arrangement could limit the ability of the Fund to sell or otherwise dispose of such assets and could grant the Fund’s creditors with control and disposition rights with respect to such assets.

Response:    The Proxy Statement has been revised to reflect the Staff’s comment.

4.	In the section under Proposal 3 entitled “Proposed Calculation of Advisory Fees Under the Investment Advisory Agreement” clarify what is meant by investment leverage through “any other means.”

Response:    The Proxy Statement has been revised to address the Staff’s comment by providing an illustrative example.

5.
To the extent the Fund uses derivative instruments, discuss in your response the manner by which such derivative instruments will be valued.  Confirm that the Fund will not use the notional value of the underlying or reference assets of an instrument for purposes of calculating the investment advisory fee.

Response:    Confirmed.  The Fund does not currently expect to use derivative instruments in its portfolio but, to the extent it does, it values such positions based on the actual value of such instrument rather than the notional value of the instrument’s underlying or reference assets.

6.	Disclose the rationale for assuming borrowings of 25% of total assets in the pro forma presentation of the fee table and expense example.

Response:    The Proxy Statement has been revised to address the Staff’s comment.  The Fund is seeking a change to its investment policy regarding leverage to give the Fund greater flexibility in the future but does not currently anticipate using leverage.  Accordingly, the pro forma fee table and expense example have been revised to reflect no borrowings.

U.S. Securities and Exchange Commission
August 29, 2014

7.	In the fee table and expense example, delete the column for “pro forma based on gross assets assuming bank debt” to conform with the requirements of Item 3 of Form N-2.

Response:    The Proxy Statement has been revised to reflect the Staff’s comment.

8.	In the discussion regarding Proposal 3, disclose the date the investment advisory agreement was last approved by stockholders.

Response:    The Proxy Statement has been revised to reflect the Staff’s comment.

9.	In the discussion regarding Proposal 3, provide additional disclosure regarding the differences between the existing and proposed terms of the investment advisory agreement.

Response:    The Proxy Statement has been revised to reflect the Staff’s comment.  Also, the amendment to the investment advisory agreement has been included as an exhibit to the Proxy Statement and such amendment is marked to show changes to the existing agreement.

10.	Confirm that the Adviser is controlled by Mr. Thomas J. Herzfeld or if there are other control persons revised the Proxy Statement to disclose such persons.

Response:    Mr. Herzfeld is the sole control person of the Adviser.

11.	Revise the discussion regarding “Management of Similar Funds” in the Proposal 3 to conform with the requirements of Schedule 14a Item 22(c)(10).

Response:    The Proxy Statement has been revised to reflect the Staff’s comments.

12.
In Proposal 3 under the heading, “Board’s Evaluation and Recommendation,” update the information as appropriate to reflect the Board’s continuation of the current investment advisory agreement at the August 2014 Board meeting.

U.S. Securities and Exchange Commission
August 29, 2014

Response:    The Proxy Statement has been revised to reflect the Staff’s comments.

13.	Confirm that the Fund’s registration statement on Form N-2 will be updated to reflect the terms of the amended investment advisory agreement.

Response:     Confirmed.

*           *           *

Attached hereto as Exhibit A is the requested “Tandy Letter” signed by an officer of the Trust.

Please direct any questions concerning this letter to my attention at 215.981.4659, or in my absence to John Ford, at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Reanna J.M. Lee, Esq. John M. Ford, Esq.

EXHIBIT A

The Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue, Suite 504 Miami Beach, FL 33139

August 29, 2014

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”)
1940 Act File No. 811-06445
1933 Act File No. 333-196458

Dear Sir or Madam:

In connection with the Fund’s response to certain oral comments received from the Commission staff with respect to the Fund’s preliminary proxy statement on Schedule 14A filed with the Commission on July 22, 2014 (the “Proxy Statement”), the Fund is providing the following, as instructed:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement (ii) Commission staff comments or changes to disclosure in response to staff comments in the Proxy Statement, reviewed by the staff do not foreclose the Commission from taking any action with respect to the Proxy Statement and (iii) the Fund may not assert staff comments with respect to the Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Reanna J. M. Lee

Reanna J. M. Lee, Esq.

cc:	Michelle Roberts, Senior Counsel, U.S. Securities and Exchange Commission John P. Falco, Esq.